Filed Pursuant to Rule 433
Registration No. 333-289172
September 16, 2025

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 16, 2025)

Issuer:	Southern Power Company
Security:	Series 2025A 4.25% Senior Notes due October 1, 2030
Expected Ratings:*	Baa1 (Stable)/BBB+ (Stable)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$550,000,000
Initial Public Offering Price:	99.810%
Maturity Date:	October 1, 2030
Treasury Benchmark:	3.625% due August 31, 2030
Benchmark Treasury Yield:	3.592%
Spread to Treasury:	+70 basis points
Re-offer Yield:	4.292%
Optional Redemption:
Make-Whole Call:	Prior to August 1, 2030 at T+15 basis points
Par Call:	On or after August 1, 2030 at 100%
Coupon:	4.25%
Interest Payment Dates:	April 1 and October 1 of each year, beginning April 1, 2026
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	843646 AX8/US843646AX87
Trade Date:	September 16, 2025
Expected Settlement Date:	September 19, 2025 (T+3)
Active Joint Book-Running Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc.
Passive Book-Running Manager:	Santander US Capital Markets LLC
Co-Managers:	BBVA Securities Inc. BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Huntington Securities, Inc. Intesa Sanpaolo IMI Securities Corp. TD Securities (USA) LLC
Concurrent Offering:	$550,000,000 Series 2025B 4.90% Senior Notes due October 1, 2035, expected to be issued on September 19, 2025. The closing of the offering of the Series 2025A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0727, BMO Capital Markets Corp. toll free at 1-888-200-0266, Mizuho Securities USA LLC toll free at 1-866-271-7403, PNC Capital Markets LLC toll free at 1-855-881-0697 or SMBC Nikko Securities America, Inc. collect at 1-212-224-5135.